File No. 70-9045

                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              AMENDMENT NO. 3
                                    to
                                 FORM U-1

APPLICATION/DECLARATION WITH RESPECT TO THE ORGANIZATION OF A WHOLLY OWNED SUBSIDIARY RELATED TO AN ACCOUNTS RECEIVABLE PURCHASE AND SALE PROGRAM AND
                           RELATED TRANSACTIONS
                                   under
                  THE PUBLIC HOLDING COMPANY ACT OF 1935

                  THE CONNECTICUT LIGHT AND POWER COMPANY
                             107 Selden Street
                           Berlin, CT 06037-5457

(Name of companies filing this statement and address of principal executive office)

                            NORTHEAST UTILITIES

       (Name of top registered holding company parent of declarant)

                            Robert P. Wax, Esq.
               Vice President, Secretary and General Counsel
                    Northeast Utilities Service Company
                               P.O. Box 270
                          Hartford, CT 06141-0270

                  (Name and address of agent for service)

     The Commission is requested to mail signed copies of all orders, notices, and communications to:

       David R. McHale                       Jeffrey C. Miller, Esq.
    Assistant Treasurer -                The Connecticut Light and Power
           Finance                                    Company
  Assistant General Counsel                 Northeast Utilities Service
 Northeast Utilities Service                          Company
           Company                                  P.O. Box 270
        P.O. Box 270                          Hartford, CT 06141-0270
   Hartford, CT 06141-0270

                         Thomas R. Wildman, Esq.
                    Day, Berry & Howard - CityPlace I
                         Hartford, CT 06103-3499

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     The Application/Declaration in this proceeding is hereby amended by the filing of the amended and restated exhibits listed in the "Index to

Exhibits Filed with Amendment No. 3 to Form U-1 of The Connecticut Light and Power Company" attached to this Amendment.

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                                SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 29, 1997



                         THE CONNECTICUT LIGHT AND POWER COMPANY



                         By
/s/Robert C. Aronson
                              Robert C. Aronson
                              Assistant Treasurer
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                             File No. 70-9045

                       INDEX TO EXHIBITS FILED WITH
                              AMENDMENT NO. 3
                                    to
                                 FORM U-1
                                    of

                  THE CONNECTICUT LIGHT AND POWER COMPANY


(a)  Exhibits

     H.1  Estimated Expenses - CL&P

     H.2  Estimated Expenses - Annual CRC

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